

October 20, 2010

Via U.S. Mail and Facsimile

Louis O. Davis, Jr.
President and CEO
Sunshine Savings Bank
1400 East Park Avenue
Tallahassee, FL 32301

> **Re:** **Sunshine Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2010**
> **File No. 333-169555**

Dear Mr. Davis:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 23, 2010

General

1. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

2. Please file the form of agency agreement with Keefe, Bruyette & Woods, Inc. with your next amendment or tell us when you plan to file it.

Prospectus Cover Page

3. Please confirm that the company will not use the prospectus before the effective date of the registration statement. In the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Summary

Our Current Organization Structure, page 1

4. Please revise to include a diagram showing the organizational structure prior to and after the conversion and offering are completed.

Proposed Stock Purchases by Officers and Directors, page 7

5. Please revise here and under the section titled "Proposed Purchases by Management" to disclose, if accurate, that officers and directors are not obligated to subscribe for and purchase shares of common stock in the offering.

We Exceed All Regulatory Capital Requirements

General

6. We note the "Required" line items in the table which appear to relate to capital requirements to be considered "adequately capitalized." Please add line items to the table that specify the capital requirements to be considered "well capitalized" and include a corresponding "Excess" line item.

Business of Sunshine Savings Bank

Loan Delinquencies and Collection Procedures, page 67

7. We note that in certain instances you work with delinquent borrowers to establish a repayment schedule to cure delinquencies. Please disclose the aggregate dollar amount of loans that have had their terms extended and that are not identified as nonperforming.

Management

Summary Compensation Table, page 83

8. Please provide compensation information for your last two completed fiscal years.

Exhibits

Exhibit 8.1

9. We note that counsel has issued the opinion "as of the date hereof" and disclaims any obligation to advise investors of any change "after the date hereof." Please revise to indicate that the opinion is expressed as of the effective date of the registration statement.

Exhibit 8.2

10. We note the statement that the opinion is rendered for the board's use only. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Michael S. Sadow
        Dave M. Muchnikoff
          Silver, Freedman & Taff, L.L.P.